Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of FXCM Inc. for the registration of $125,000,000 Class A common stock, preferred stock, debt securities, depositary shares, purchase contracts, warrants and units and to the incorporation by reference therein of our reports dated March 11, 2016, with respect to the consolidated financial statements of FXCM Inc., and the effectiveness of internal control over financial reporting of FXCM Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

New York, New York

July 27, 2016